[Letterhead of Jones Day]
November 9, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs, Esq.
Maryse Mills-Apenteng, Esq.
Stephen Krikorian
Tamara Tangen

Re:	Verint Systems Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2010
File No. 333-169025
Ladies and Gentlemen:
The following sets forth the responses of Verint Systems Inc. (“Verint”, “we”, “us”, “our” or the “Company”) to the comment letter, dated October 22, 2010, of the staff of the Division of Corporation Finance (the “Staff”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. This letter is being filed in advance of filing Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “Amended Registration Statement”). All page number references in the responses are to page numbers in the Amended Registration Statement in the form it is expected to be filed.
Executive and Director Compensation
Discussion and Analysis
Annual Bonuses for the Year Ended January 31, 2010, page 116
1.
We note your added disclosure on page 114 in response to prior comment 19. However, you have not provided a discussion of the specific MBOs for each named executive officer nor provided us with your analysis as to why you believe such disclosure is not necessary, given that up to 10% of each named executive officer’s compensation is based on assessment of MBOs. As such, we reissue prior comment 19. Please include a comprehensive discussion of the MBOs for each named executive officer to tell us why you believe such a discussion is not required. While we note your statement that the MBOs are not quantitative, this fact does not preclude the need for a discussion addressing how individual performance is assessed and describing the elements of individual performance, where individual performance materially impacts compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission
November 9, 2010

For the year ended December 31, 2010, the achievement of MBOs was tied to 10% of the annual cash bonus, not 10% of total compensation. To clarify this point, we will revise the disclosure on page 116 to change the statement “A portion of the bonus is also tied to the achievement of non-financial management business objectives (MBOs)” to “For the year ended January 31, 2010, 10% of the bonus was also tied to the achievement of non-financial management business objectives (MBOs).”
Financial Statements
Cost of Revenues, page F-14
2.
We are considering your response to prior comment 22. Your response refers to Question 5 of SAB Topic 13.A paragraph 3(f) that applies to set-up activities. Tell us how you determined that the types of costs described in your response should follow the policies applied to the set-up costs described in Question 2. In this regard, indicate why you believe that the multiple element costs associated with arrangements that are subject to ratable revenue recognition due to lack of VSOE and within the scope of ASC 985-605 represent an asset. Further, indicate the amount of deferred costs that are attributable to arrangements that are subject to ratable revenue recognition due to lack of VSOE for undelivered elements.

As disclosed in Note 1, Summary of Significant Accounting Policies, to our consolidated financial statements, we have made an accounting policy election to defer the cost of product revenue when the associated product revenue is deferred. We recognize these deferred product costs of revenue in our statement of operations in the same period(s) in which the associated revenue is recorded into income. Revenue may be deferred in arrangements in which VSOE of selling price is not established for undelivered items, or in arrangements in which there are substantive acceptance clauses.
The aforementioned deferred product costs represent inventoriable costs, consisting primarily of amounts paid to third-party vendors for hardware and purchased software license fees, which are originally capitalized as inventory costs in accordance with Accounting Standards Codification (ASC) Topic 330, Inventory, and ASC Subtopic 985-330, Software: Inventory. ASC 330-10-10-1 and 05-3 state (emphasis added):
A major objective of accounting for inventories is the proper determination of income through the process of matching appropriate costs against revenues.

Securities and Exchange Commission
November 9, 2010

Thus, the inventory at any given date is the balance of costs applicable to goods on hand remaining after the matching of absorbed costs with concurrent revenues. This balance is appropriately carried to future periods provided it does not exceed an amount properly chargeable against the revenues expected to be obtained from ultimate disposition of the goods carried forward.
With respect to third party purchased software license fees, those fees are also inventory costs similar to costs incurred to duplicate computer software. ASC 985-330-40-1 states (emphasis added):
The costs incurred for duplicating the computer software, documentation, and training materials from the product masters and for physically packaging the product for distribution shall be charged to cost of sales when revenue from the sale of those units is recognized.
While the above guidance does not explicitly contemplate multiple-element arrangements or other arrangements that may result in the deferral of product revenue after the delivery of product, we believe that the above authoritative literature provides an appropriate basis for our policy of recognizing such costs when the related product revenue is recognized in a multiple-element arrangement. This is consistent with interpretive guidance in Chapter 5 of Ernst & Young’s Financial Reporting Developments: Revenue Recognition — Multiple-Element Arrangements, which states, in part:
The accounting for certain costs associated with a revenue transaction is established in authoritative accounting literature. Examples of such costs include the manufacture or purchase of inventory held for resale (which is generally classified as inventory until the revenue recognition criteria are met) ...
When arrangement consideration is allocated to a delivered item and the only direct costs incurred relate to inventoriable costs of the delivered item, when, and to what extent, is it appropriate to capitalize costs?
When arrangement consideration is allocated to a delivered item, and the consideration allocated does not recover the direct inventoriable costs of the delivered product or service, generally those costs should be capitalized pursuant to the inventory guidance in ASC 330-10 ...
When arrangement consideration is allocated to a delivered item, but the direct inventoriable cost of the delivered item exceeds the allocated consideration, the company generally should defer the amount by which inventoriable costs exceed revenue until the remaining items are delivered, if the excess costs are recoverable as the other items included in the arrangement are delivered ...

Securities and Exchange Commission
November 9, 2010

Similar guidance is included in Chapter 8 of CCH’s Accounting Research Manager: Revenue Recognition Guide, which states, in part:
Direct costs of a delivered product that cannot be treated separately from the undelivered items in the arrangement ... should be capitalized, subject to the realizability test discussed in a subsequent section. Expensing these costs, which are actually costs of performance rather than acquisition or setup, would be inconsistent with the guidance in paragraph 4 of ARB-43, Ch. 4 ... ASC 330-10-05-3 ...
While we believe the above guidance provides an appropriate basis for our policy, we have also looked to other accounting literature and interpretive guidance for additional support for recognizing inventory costs with the related revenue. ASC Subtopic 985-605, Software: Revenue Recognition, does not address the deferral of costs. Likewise, ASC Subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements, does not address the deferral of costs, including costs associated with a delivered item that cannot be separated from the undelivered items included in an arrangement. With respect to costs of software arrangements, Chapter 10 of CCH’s manual states, “Because the deferral of costs is not addressed in SOP 97-2 (ASC 985-605) or any other software-specific guidance, the considerations are the same as in non-software transactions.” With respect to multiple-element arrangements, Chapter 5 of E&Y’s manual states, “Limited guidance currently exists that addresses the accounting for such costs. Accordingly, the accounting for such costs must be based on the conceptual framework and analogies to the limited guidance that does exist. No costs should be deferred if they do not create or add value to an existing asset. Additionally, costs generally should not be deferred unless they are directly related to the contractual arrangement or delivered item (see FAQ 5-1). Further, any costs that are deferred must be evaluated for recoverability (see FAQ 5-4). Costs in excess of those that are recoverable through the future net revenue streams of the related contractual arrangement should be expensed as incurred.” Accordingly, we believe it is also helpful to look to other analogous, albeit limited, guidance that further supports the deferral of costs when revenue is deferred and the recognition of such costs as an expense when revenue is recognized.
In our previous response, we provided reference to the accounting for set-up costs in Staff Accounting Bulletin (SAB) Topic 13.A, paragraph 3(f). While our deferred product costs are not set-up costs as described in SAB Topic 13, we believe Question 5 of paragraph 3(f) provides helpful analogous guidance in providing for the recognition of direct and incremental costs as a charge to expense proportionally and over the same period that deferred revenue is recognized as revenue. The capitalization of direct and incremental costs in excess of deferred revenue has also been supported with an analogous SEC Staff speech by Donna L. Coallier at the December 11, 1996 AICPA Annual National Conference on Current SEC Developments. This speech has been applied to recognize direct and incremental costs with the related revenue when such costs are recoverable from future contractual revenues.

Securities and Exchange Commission
November 9, 2010

Additionally, as it relates to multiple-element arrangements, we believe an SEC Staff speech by Russell P. Hodge at the December 11, 2003 AICPA National Conference on Current SEC Developments provides further analogous support for deferring direct fulfillment costs “incurred in a revenue arrangement in which little or no revenue is allocated to a delivered item.” He states, in part:
Unfortunately, the existing literature in this area is very narrow in scope and does not address the majority of situations where the cost capitalization questions surface. While there are several analogies used in practice to account for set-up type costs, including Statement 91 [footnote omitted] and Technical Bulletin 90-1, [footnote omitted] there are very few analogies that are appropriate for fulfillment costs. As a result, in analyzing the issue with respect to fulfillment costs, the SEC staff believes that the focus should be on whether assets are generated and should be recognized in connection with the revenue arrangement.
... Lastly, but perhaps most significantly, to the extent a loss is incurred on items that have been delivered, the loss might be considered an investment in the remainder of the contract if the revenue allocated to the remaining deliverables is an amount greater than the fair value of such deliverables. ...
While the above speech addresses arrangements that result in a loss on a delivered item due to the existence of contingent revenue, we believe the speech provides analogous support for deferring a loss on our delivered products (which would be the full cost of the delivered products since no revenue is recognized upon delivery) as such costs are recoverable from our contractual arrangements.
Finally, we believe that our deferred product costs embody the three basic characteristics of an asset, as described in paragraphs 25 and 26 of Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. We believe that such costs provide for probable future economic benefits obtained or controlled by us as a result of past transactions, and are recoverable due to the following:
•	Any capitalized costs recorded are recovered with sufficient deferred revenues and contractual arrangement fees.

•	Delivery or performance of any undelivered items in our multiple-element arrangements is probable and substantially under our control.

•
In all instances in which costs have been deferred, a legally enforceable contractual arrangement exists with the customer that would allow for performance in full by us under the contract and recovery of any costs incurred if such contract were cancelled.

Securities and Exchange Commission
November 9, 2010

•	In all instances in which costs have been deferred, the Company intends to enforce the terms of the contract.
We reported $44.3 million of deferred cost of revenue at January 31, 2010, of which approximately $31 million is related to multiple-element arrangements for which product revenue is being recognized ratably due to the lack of VSOE of selling price for PCS. The remaining amounts of deferred cost of revenue relate to multiple-element arrangements in which product revenue is deferred due to the lack of VSOE of selling price for other undelivered elements and/or the existence of substantive acceptance clauses.
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We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (212) 326-3452.
Sincerely,
/s/ Randi C. Lesnick, Esq.
Randi C. Lesnick, Esq.
Enclosures

cc:	Dan Bodner, Verint Systems Inc. Peter D. Fante, Esq., Verint Systems Inc.